Exhibit 8.1

[LETTERHEAD OF LORD, BISSELL AND BROOK LLP]

May       , 2005

Boards of Directors

Ottawa Savings Bancorp, Inc.

925 LaSalle Street

Ottawa, Illinois 61350

Re:	Mutual Holding Company Formation and Stock Issuance

Gentlemen:

We have acted as special counsel to Ottawa Savings Bank, an Illinois-chartered mutual savings bank (the “Bank”), in connection with the proposed conversion of the Bank from a mutual savings bank to a Federally-chartered stock savings bank (the “Stock Bank”) and the substantially concurrent formation of Ottawa Savings Bancorp MHC, a Federally-chartered mutual holding company (the “Mutual Holding Company”) which will acquire the stock of the Stock Bank and subsequently contribute the Stock Bank’s stock to Ottawa Savings Bancorp, Inc. (the “Stock Holding Company”). At your request, and pursuant to the Stock Holding Company’s registration Statement on Form SB-2 filed with the Securities and Exchange Commission, we are rendering our opinion concerning the material federal income tax consequences of the Bank’s proposed conversion to the stock form, the organization of the Mutual Holding Company and the related stock issuance.

For the purposes of this opinion, we have examined such documents and questions of law as we have considered necessary and appropriate, including but not limited to the Second Amended and Restated Plan of Reorganization and Minority Stock Issuance (the “Plan of Reorganization”) adopted by the Bank’s Board of Directors on April 21, 2005 (collectively, the “MHC Reorganization”). Unless otherwise defined, all capitalized terms used but not defined herein have the meanings given to such terms in the Plan of Reorganization.

In our examination of documents, we have assumed the authenticity of those documents submitted to us as certified, conformed or reproduced copies. As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters set forth in the Stock Holding Company’s Registration Statement on Form SB-2.

In issuing our opinions, we have assumed that the Plan of Reorganization has been duly and validly authorized and has been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held, and that the Bank will comply with the terms and conditions of the Plan of Reorganization.

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury

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Ottawa Savings Bank

May 2, 2005

Regulations thereunder, current administrative rulings, notices and procedures and court decisions. Additionally, we reviewed certain Internal Revenue Service (the “IRS”) rulings which analyze transactions similar in form and are based upon fact patterns substantially identical to the transaction contemplated herein. See Private Letter Ruling (the “PLR”) 200121054 (February 26, 2001); PLR 200051006 (September 8, 2000); and PLR 200118011 (January 29, 2001). Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinions, we have assumed that the activities of the persons and entities identified in the Plan of Reorganization will be conducted strictly in accordance with the Plan of Reorganization. Any variations may affect the opinions we are rendering.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome on the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the IRS, or a court.

BACKGROUND

The Bank is an Illinois-chartered mutual savings bank. As an Illinois-chartered mutual savings bank, the Bank, in mutual form, has no authorized capital stock. Holders of its deposit accounts possess certain liquidation and other rights in the Bank (the “Account Holders”). The Bank conducts its operations solely in the State of Illinois. In the event of liquidation, Account Holders have the right to share pro rata in any liquidation proceeds distributed. All interests held by Account Holders of the Bank cease when such members close their accounts.

Pursuant to the Plan of Reorganization, the Stock Holding Company has been incorporated under Federal law for the purpose of serving as the Bank’s “mid-tier” holding company. The Stock Holding Company operates in the State of Illinois. Subsequent to the MHC Reorganization, the Stock Holding Company will have no significant assets other than the outstanding capital stock of the Stock Bank and the net proceeds from the Offering (as hereinafter defined), after deducting any amounts infused into the Stock Bank and certain expenses associated with the Offering. The Stock Holding Company’s principal business will be overseeing the business of the Bank and investing the portion of the net proceeds retained by it.

Further, the Bank will organize the Mutual Holding Company as a Federally-chartered mutual holding company. The Mutual Holding Company will operate in the State of Illinois. All depositors who had liquidation rights with respect to the Bank as of the effective date of the MHC Reorganization will continue to have such rights solely with respect to the Mutual Holding

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Ottawa Savings Bank

May 2, 2005

Company. In addition, all persons who become depositors of the Stock Bank subsequent to the MHC Reorganization also will have such liquidation rights with respect to the Mutual Holding Company. Liquidation rights will continue so long as a depositor continues to hold a deposit account with the Stock Bank.

The Mutual Holding Company’s principal assets will be the shares of the Stock Holding Company’s common stock (the “Common Stock”) received pursuant to the Plan of Reorganization and monies received as its initial capitalization. Immediately after consummation of the Plan of Reorganization, it is expected that the Mutual Holding Company will not engage in any business activity other than its investment in, and control of, more than a majority of the shares of Common Stock of the Stock Holding Company.

We note that the subscription rights discussed below will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of Common Stock at the same price to be paid by members of the general public in any Community Offering or Syndicated Community Offering, with the aggregate price to be paid for the shares of Common Stock being issued being equal to the value determined by an independent appraiser. In addition, no cash or property will be given to eligible subscribers in lieu of non-transferable subscription rights or to eligible subscribers who fail to exercise such rights. As a result, at the time the subscription rights are granted, we believe that it is more likely than not that the nontransferable subscription rights to purchase Common Stock will have no ascertainable value.

PROPOSED TRANSACTION

The Bank’s Board of Directors has decided to convert to a mutual holding company structure. Pursuant to the Plan of Reorganization, the following steps will occur:

(i)	The Bank will organize an interim Federal savings bank as a wholly owned subsidiary (the “Interim One”);

(ii)	Interim One will organize an interim Federal savings bank as a wholly owned subsidiary (the “Interim Two”); and

(iii)	Interim One will organize Stock Holding Company as a wholly owned subsidiary of Interim One.

Boards of Directors

Ottawa Savings Bank

May 2, 2005

The following transactions will occur substantially simultaneously:

(iv)	The Bank will convert to stock form and exchange its articles of incorporation for those of a Federal stock savings bank (the “Stock Bank”), and such charter conversion is hereinafter referred to as the “Bank Conversion.”

(v)	Interim Two will merge with and into the Stock Bank, with the Stock Bank surviving as a subsidiary of the Mutual Holding Company (the “Merger”);

(vi)	The depositors of the Bank as of the effective date of the MHC Reorganization will exchange their ownership interests in the Stock Bank for liquidation and other interests in the Mutual Holding Company. Depositors of the Bank (and persons who became depositors of the Stock Bank after the MHC Reorganization) will hold all of the liquidation and other interests in the Mutual Holding Company as long as they maintain deposit accounts in the Stock Bank;

(vii)	The Mutual Holding Company will contribute all of the outstanding shares of the Stock Bank to the Stock Holding Company, its wholly owned subsidiary; and

(viii)	Immediately following the contribution set forth in subparagraph (vii) above, the Stock Holding Company will, subject to the provisions of the Plan of Reorganization, sell approximately 45% of its Common Stock in a Subscription Offering and, if applicable, a Community Offering and, if necessary, a Syndicated Community Offering (as such terms are defined in the Plan of Reorganization and collectively referred to as the “Offering”).

Those persons who, as of the date of the Bank Conversion (the “Effective Date”), hold depository rights with respect to the Bank will thereafter have such rights solely with respect to the Stock Bank. Each deposit account with the Bank at the time of the MHC Reorganization will become a deposit account in the Stock Bank in the same amount and upon the same terms and conditions. All new depositors of the Stock Bank after the completion of the MHC Reorganization will have liquidation and other rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Stock Bank.

The shares of Interim Two common stock owned by the Mutual Holding Company prior to the MHC Reorganization shall be converted into and become shares of common stock of the Stock Bank on the Effective Date. As a result, following the Mutual Holding Company’s contribution of such shares to the Stock Holding Company, the Stock Bank will be a wholly owned subsidiary of the Stock Holding Company, which will be a subsidiary of the Mutual Holding Company. The Mutual Holding Company will not have any authorized capital stock.

The Stock Holding Company will have the power to issue shares of capital stock to persons other than the Mutual Holding Company. So long as the Mutual Holding Company is in existence,

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however, the Mutual Holding Company must own at least a majority of the voting stock of the Stock Holding Company.

Under the Plan of Reorganization, the shares of Common Stock will first be offered through the Subscription Offering pursuant to non-transferable rights on the basis of preference categories in the following order of priority:

(1)	Eligible Account Holders;

(2)	Tax-Qualified Employee Stock Benefit Plans;

(3)	Supplemental Eligible Account Holders; and

(4)	Other Depositors.

Any shares of Common Stock not subscribed for in the Subscription Offering may be offered in a Community Offering and, if necessary, a Syndicated Community Offering.

LAW, ANALYSIS AND OPINIONS

Based on the forgoing discussion and in reliance thereon, and subject to the conditions, facts and assumptions set forth herein, we are of the opinion that:

With respect to the Bank Conversion and the Merger:

1.	The Bank Conversion is a mere change in identity and form and therefore qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. See Rev. Rul. 80-105, 1980-1 C.B. 78.

2.	No gain or loss will be recognized by the Bank or the Stock Bank on the Bank Conversion. See Code Sections 361(a) and 357(a).

3.	The Stock Bank’s holding period for the assets received from the Bank will include the period during which such assets were held by the Bank. See Code Section 1223(2).

4.	The Stock Bank’s basis in the assets of the Bank will be the same as the basis of such assets in the hands of the Bank immediately prior to the Bank Conversion. See Code Section 362(b).

5.	The Stock Bank will be treated as if there had been no reorganization and accordingly, the taxable year of the Bank will not end on the effective date of the

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Ottawa Savings Bank

May 2, 2005

Bank Conversion and the tax attributes of the Bank (subject to application of Code Sections 381, 382 and 384) will be taken into account by the Stock Bank as if the Bank Conversion had not occurred. See Code Section 381.

6.	The Merger is a merger of a second-tier subsidiary into the original parent and therefore, qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code. See Rev. Rul. 77-428, 1977-2 C.B. 117.

7.	The Banks members will recognize no gain or loss upon their constructive receipt of shares of the Stock Bank common stock solely in exchange for the mutual ownership interest in the Bank. See Code Section 354(a)(1).

8.	No gain or loss will be recognized by members of the Bank upon the issuance to them of deposits in the stock bank in the same dollar amount as the deposits in the bank.

With respect to the transfer of Stock Bank common stock to the Mutual Holding Company for liquidation and other interests (the “351 Transaction”):

9.	The exchange of Stock Bank common stock constructively received by depositors of the Bank in exchange for liquidation and other interests in the Mutual Holding Company will constitute a tax-free exchange of property solely for “stock” pursuant to Section 351 of the Code.

10.	Depositors of the Bank will recognize no gain or loss upon the transfer of Stock Bank common stock they constructively received in the Bank Conversion to the Mutual Holding Company solely in exchange for liquidation and other interests in the Mutual Holding Company. See Code Section 351(a).

11.	The basis in the liquidation and other interests of the Mutual Holding Company received in the transaction will be the same as the basis of the property transferred in exchange therefore. See Code Section 358(a)(1).

12.	The Mutual Holding Company will recognize no gain or loss upon the receipt of property from the depositors of Stock Bank in exchange for liquidation and other interests in the Mutual Holding Company. See Code Section 1032(a).

13.	The Mutual Holding Company’s basis in the property received from the depositors of the Stock Bank will be the same as the basis of such property in the hands of

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Ottawa Savings Bank

May 2, 2005

the depositors of the Stock Bank immediately prior to the 351 Transaction. See Code Section 362(a).

With respect to the transfer of the Stock Bank’s common stock by the Mutual Holding Company to the Stock Holding Company (the “Secondary 351 Transaction”) and cash contributions from the Stock Holding Company to the Stock Bank:

14.	The transfer by the Mutual Holding Company of the common stock of the Stock Bank, a wholly owned subsidiary, to its other wholly owned subsidiary, the Stock Holding Company, will constitute a tax-free exchange of property solely for stock pursuant to Code Section 351. The Mutual Holding Company will not receive additional shares of Common Stock in this exchange because, at the time of the contribution, the Mutual Holding Company will already own all of the outstanding shares of Common Stock of the Stock Holding Company and the issuance of additional shares of Common Stock would have no substantive effect.

15.	The Mutual Holding Company will recognize no gain or loss upon the transfer of Stock Bank common stock to the Stock Holding Company. See Code Section 351(a).

16.	The Stock Holding Company will recognize no gain or loss on its receipt of Stock Bank common stock. See Code Section 1032(a).

17.	The Stock Holding Company’s basis in the Stock Bank common stock will equal the basis of the Stock Bank common stock in the Mutual Holding Company’s hands immediately before the contribution. See Code Section 362(a).

18.	The Stock Holding Company’s holding period for the shares of Stock Bank common stock received from the Mutual Holding Company will include the period that the Mutual Holding Company held, or is deemed to have held, the shares. See Code Section 1223(2).

19.	No gain or loss will be recognized by the Stock Bank upon its receipt of money from the Stock Holding Company. See Code Section 1032(a). The Stock Holding Company will not receive additional shares of Stock Bank common stock in exchange for any such money received because the issuance of additional Stock Bank common stock to the Stock Holding Company would be meaningless since it already owns all the Stock Bank common stock. The Stock Holding Company will be transferring solely cash to the Stock Bank and therefore will not recognize any gain or loss upon such transfer. See Code Section 351(a); Rev. Rul. 69-357, 1969-1 C.B. 101.

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Ottawa Savings Bank

May 2, 2005

20.	No gain or loss will be recognized by the Stock Holding Company upon its receipt of money in exchange for shares of its Common Stock. See Code Section 1032(a).

With respect to the depositors of the Bank and the issuance of Common Stock pursuant to the Plan of Reorganization:

21.	No gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors of the Bank upon the issuance to them of deposit accounts in the Stock Bank in the same dollar amount and on the same terms and conditions in exchange for their deposit accounts in the Bank held immediately prior to the MHC Reorganization. See Code Section 1001(a); Treas. Reg. Section 1.1001-1(a).

22.	The tax basis of the deposit accounts of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors in the Stock Bank received as part of the MHC Reorganization will equal the tax basis of such account holders’ corresponding deposit accounts in the Bank surrendered in exchange therefor. See Code Section 1012.

23.	It is more likely than not that the fair market value of the subscription rights to purchase Common Stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors in the Stock Bank on the distribution to them of the non-transferable subscription rights to purchase shares of stock of Stock Holding Company.

24.	The basis of the shares of Common Stock acquired in the Offering will more likely than not be equal to the purchase price of such shares. See Code Section 1012.

25.	The holding period of the Common Stock acquired pursuant to the exercise of subscription rights will commence on the date on which the subscription rights are exercised. See Code Section 1223(6). The holding period of the Common Stock acquired in the Community Offering will commence on the date following the date on which such stock is purchased. See Rev. Rul. 70-598, 1970-2 C.B. 168; Rev. Rul. 66-97, 1966-1 C.B. 190.

We note that the issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. We further note that in PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of non-transferable subscription rights in another conversion, and the IRS declined to express any opinion. If the

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Ottawa Savings Bank

May 2, 2005

non-transferable subscription rights to purchase Common Stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the non-transferable subscription rights (in certain cases, whether or not the rights are exercised) and the Mutual Holding Company, Stock Holding Company and/or the Bank may be taxed on the distribution of the non-transferable subscription rights under Section 311 of the Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

It is expressly understood that the opinions set forth above represent our conclusions based on the documents reviewed by us and the facts you have represented to us. Any material amendments to such documents or changes in any significant fact would affect the opinions expressed herein.

We have not been asked to, and we did not render, any opinion with respect to any matter other than those expressly set forth above.

We hereby consent to the filing of this opinion as an exhibit to the Stock Holding Company’s Registration Statement on Form SB-2 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Form SB-2 under the caption Legal and Tax Opinions and to the summary of our opinion in such Prospectus.

Very truly yours,